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                                                                EXHIBIT 99.17(d)

                                                   PRUDENTIAL MUTUAL FUNDS[LOGO]

November __, 1997

Dear Shareholder:

The Trustees of Prudential Dryden Fund have recently approved a proposal to exchange the assets and liabilities of the Prudential Active Balanced Fund for Class A, Class B, Class C and Class Z shares, respectively, of a newly created series of the Prudential Jennison Series Fund, Inc. The enclosed proxy materials describe this proposal in detail. If the proposal is approved by the shareholders and implemented, your shares of the Prudential Active Balanced Fund will automatically be exchanged for shares (Class A, Class B, Class C or Class
Z) of the Prudential Jennison Active Balanced Fund.

The Trustees and I strongly recommend that you vote FOR the proposal. We believe that this transaction serves your interests in the following ways:

 . Identical Strategies and Advisors. The Funds' investment objectives and strategies are identical, and the Fund will be part of the same investment company advised by Jennison Associates Capital Corp.

 .  Expense Levels. The total Fund operating expenses will remain unchanged.

Please read the enclosed materials carefully for more complete information. Your vote is important, no matter how many shares you own. Voting your shares early may permit your Fund to avoid costly follow-up mail and telephone solicitation. After you have reviewed the enclosed materials, please complete, date and sign your proxy card and mail it in the enclosed postage-paid return envelope today.

We value your investment and thank you for the confidence you've place in Prudential Mutual Funds.

Sincerely,


/s/ Brian M. Storms

Brian M. Storms
President, Prudential Mutual Funds and Annuities


Prudential Active Balanced Fund, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077